AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 6, 2006

REGISTRATION NO. 333-131468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO FORM S-1
ON

FORM S-3/A

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRI-S SECURITY CORPORATION

(Exact name of registrant as specified in its charter)

Georgia	30-0016962
(State or other	(I.R.S. Employer
jurisdiction of	Identification No.)
incorporation or
organization)

Royal Centre One

11675 Great Oaks Way

Suite 120

Alpharetta, GA 30022

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald G. Farrell

Chief Executive Officer

Royal Centre One

11675 Great Oaks Way

Suite 120

Alpharetta, GA 30022

(678) 808-1540

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Steven E. Fox, Esq.

Rogers & Hardin LLP

2700 International Tower,

229 Peachtree Street, NE

Atlanta, Georgia 30303

(404) 522-4700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or investment reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or investment reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.         ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
Title of each class		maximum		Amount of
of securities to be	Amount	offering price	Aggregate offering	registration
registered	to be registered (1)	per unit (2)	price (2)	fee (3)

common stock, par value $.01 per share	2,930,184 shares	$4.08	$11,955,150.72	$1,279.20

(1)                                  Represents outstanding shares of the registrant’s common stock and shares of the registrant’s common stock which are issuable upon exercise from time to time of warrants held by the selling shareholders named in the prospectus contained herein and any supplements thereto, plus an indeterminate number of shares of the registrant’s common stock that may be issuable in connection with the securities registered hereby by reason of stock splits, stock dividends or other adjustments under certain conditions in accordance with Rule 416 of the Securities Act, of 1933.

(2)                                  Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Securities Act of 1933 and computed pursuant to Rule 457(c) promulgated under the Securities Act of 1933 based upon the average of the high and low prices of the registrant’s common stock on January 31, 2006, as reported by The Nasdaq Capital Market.

(3)                                  Previously paid with the initial filing of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT TRI-S SECURITY CORPORATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION

PROSPECTUS DATED JULY 6, 2006

PROSPECTUS

2,930,184 SHARES OF COMMON STOCK

OF

TRI-S SECURITY CORPORATION

Royal Centre One

11675 Great Oaks Way

Suite 120

Alpharetta, GA 30022

(678) 808-1540

This prospectus relates to the sale of up to 2,930,184 shares of the common stock, par value $0.01 per share, of Tri-S Security Corporation (“Tri-S Security”, the “Company” or “we”) by the selling shareholders identified in the section of this prospectus titled “Selling Shareholders.” We will not receive any proceeds from the sale of the shares of common stock by any selling shareholder. We have agreed to bear all expenses of registration of the common stock offered hereby under Federal and state securities laws.

The common stock is listed on The Nasdaq Capital Market under the symbol “TRIS.” The last reported sale price of the common stock as reported on The Nasdaq Capital Market on July 3, 2006 was $2.69 per share.

The selling shareholders, directly or through agents, brokers or dealers designated from time to time, may sell the shares of common stock offered hereby from time to time on terms to be determined at the time of sale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 3 for certain factors relating to an investment in the shares of common stock offered hereby.

Neither the Securities and Exchange Commission (the “SEC”) nor any other state securities commission has approved or disapproved of the common stock offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is [            ], 2006.

PROSPECTUS SUMMARY

About Tri-S Security Corporation

Tri-S Security is an aggregator of elite guard services companies. Through our two direct, wholly-owned subsidiaries, Paragon Systems, Inc. (“Paragon Systems”) and The Cornwall Group, Inc. (“Cornwall”), we provide security services to government agencies and the private sector. Our services include uniformed guards, electronic monitoring systems, personnel protection, access control, crowd control and the prevention of sabotage, terrorist and criminal activities. Our government customers include local, state and Federal government agencies. Our private sector customers include commercial customers, such as universities, public school systems, corporate complexes and hospitals, and residential customers, such as condominiums, high-end apartments and high-security homes.

We strive to provide cost-effective solutions to ensure the safety and security of the assets and personnel of our customers and to continually improve the protection we provide for their personnel, programs, resources and facilities. Our goal is to provide demonstrably superior security services with the highest degree of integrity and responsiveness.

Our principal executive offices are located at Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, Georgia 30022. Our telephone number at that address is (678) 808-1540. In this prospectus, “we”, “us” and “our” refer to Tri-S Security Corporation and our wholly-owned subsidiaries, and not to the selling shareholders or to any other person.

The Offering and This Prospectus

This prospectus covers the resale of up to 2,930,184 shares of common stock by the selling shareholders identified in this prospectus under “Selling Shareholders.”  We will not receive any proceeds from the resale of shares by any selling shareholder. See “Use of Proceeds.”  We have agreed to bear all expenses of registration of the common stock offered by this prospectus.

This prospectus is part of a registration statement that we have filed with the SEC utilizing a “shelf” registration process. Under the shelf registration process, the selling shareholders may, from time to time, sell the common stock described in this prospectus. We may prepare a prospectus supplement at any time to add, update or change the information contained in this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits filed with, or incorporated by reference into, the registration statement. Before making an investment decision with respect to the common stock, you should read this prospectus and any prospectus supplement together with the registration statement, the exhibits filed with, or incorporated by reference into, the registration statement, and the additional information described under “Where You can Find More Information.”

Risk Factors

See “Risk Factors” beginning on page 3 for a discussion of certain factors that you should consider before you make any investment decision with respect to the common stock.

RISK FACTORS

Risks Relating to Our Indebtedness

We have substantial debt.

As of March 31, 2006, we had approximately $26.5 million of outstanding debt (excluding obligations to trade creditors). In May 2006, we reduced our outstanding debt by $10.8 million when we sold our 10% equity interest Army Fleet Support, LLC and used all of the proceeds of such sale to repay debt. We may incur substantial additional debt in the future, including additional debt under our factoring facility. It will be difficult for us to satisfy our payment obligations. Our considerable indebtedness could have important consequences to you, including, but not limited to, the following:

•                  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•                  we must use a substantial portion of our cash flow from operations to make debt service payments on our factoring facility and the 10% promissory notes we issued in a private placement in September and October of 2005, which will reduce the funds available to us for other purposes such as working capital, capital expenditures and acquisitions;

•                  we are exposed to fluctuations in interest rates because our factoring facility has variable rates of interest;

•                  we may have more debt than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•                  we are more vulnerable to general economic downturns and adverse developments in our business.

We may not be able to generate sufficient cash to service all of our indebtedness, and we may be forced to take other actions to satisfy our payment obligations, which actions may not be successful.

Our ability to make scheduled debt service depends on our financial and operating performance, which is subject to prevailing economic and competitive industry conditions and to certain financial, business and other factors beyond our control. These factors include, but are not limited to:

•                  interest rates and general economic conditions;

•                  competitive conditions in our industry;

•                  operating difficulties, operating costs or pricing pressures that we may experience;

•                  passage of legislation or other regulatory developments that affect us adversely; and

•                  delays or difficulties in implementing our business strategies.

We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to make our scheduled debt service payments or otherwise satisfy indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital, sell assets or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service payments. If our cash flows and capital resources are insufficient to fund our debt service obligation, then we could face substantial liquidity problems and might be required to scale back our operations or dispose of material assets to meet our debt service obligations. The credit agreement which governs our factoring facility restricts our ability to dispose of our assets and requires that all proceeds from any such disposition be used to reduce our obligations under the credit agreement. Even if we are able to dispose of certain assets, we may not be able to make such dispositions at prices that we believe are fair or use the proceeds from such dispositions to make payments on our indebtedness, other than under the credit agreement.

The credit agreement imposes significant restrictions on us, which may prevent us from capitalizing on business opportunities and taking certain corporate actions.

The credit agreement imposes significant operating and financial restrictions on us. These restrictions limit our ability to:

•                  incur or guarantee additional indebtedness;

•                  pay dividends and make distributions;

•                  make certain investments;

•                  repurchase stock;

•                  incur liens;

•                  enter into certain transactions with affiliates;

•                  enter into sale and leaseback transactions;

•                  merge or consolidate; and

•                  transfer or sell assets.

These covenants may adversely affect our ability to finance our future operations or capital needs, pursue available business opportunities or take certain corporate actions.

If we are unable to sell the assets of International Monitoring, Inc. as we intend, then we will not be able to reduce our indebtedness as we anticipate.

We plan to sell the assets of International Monitoring, Inc., one of our wholly-owned subsidiaries. We intend to use the proceeds of the sale to reduce our debt; however, if we are unable to sell the assets, then we will not be able to reduce our indebtedness as we anticipate.

We may not prevail in our lawsuit against the former shareholders of Paragon Systems which may materially and adversely affect our business and financial condition.

On February 27, 2006, we filed a lawsuit against the former shareholders of Paragon Systems alleging, among other things, that they breached certain representations in the Stock Purchase Agreement between us and the former shareholders dated as of February 23, 2004 (the “Paragon Purchase Agreement”), pursuant to which we acquired Paragon Systems. In the complaint, we seek, among other things, an award of damages and a decree invalidating the Series C Redeemable Preferred Stock which was issued to the former shareholders as part of the purchase price for the Paragon Acquisition and the security agreements pursuant to which we pledged 40% of the outstanding capital stock of Paragon Systems to secure our obligations under the Series C Redeemable Preferred Stock. If we do not prevail in the lawsuit, then we will be required to redeem the Series C Redeemable Preferred Stock and pay all accrued and unpaid interest thereon. If we do not do so, then the former shareholders may foreclose on 40% of the outstanding capital stock of Paragon Systems which has been pledged to them. If we are required to redeem the Series C Redeemable Preferred Stock, or if the former shareholders foreclose on the stock of Paragon Systems pledged to them, then our business and financial condition will be materially and adversely affected.

If we are unable to satisfy or otherwise settle our indebtedness, then we may lose control of Paragon Systems, which generates a substantial portion of our revenue.

We have pledged 40% of the outstanding capital stock of Paragon Systems to the former shareholders of Paragon Systems to secure our payment obligations with respect to the Series C Redeemable Preferred Stock. On February 28, 2006, we notified the former shareholders of Paragon Systems that we would not pay the $150,000 dividend payment with respect to the Series C Redeemable Preferred Stock otherwise payable on such date because we were exercising our rights to set-off against such payment under the Paragon Purchase Agreement and applicable common law. If it is finally determined that we were not entitled to exercise such rights, then the former shareholders of Paragon Systems may foreclose on the stock of Paragon Systems pledged to them. Furthermore, we have granted to our lenders a security interest in all of the capital stock of Paragon Systems to secure our obligations under the credit agreement. If we are in default under the credit agreement, then our lenders could foreclose on such stock. If either the former shareholders or our lenders, or both, foreclose on the stock of Paragon Systems, then we will lose a significant portion of our revenue, and our business and financial condition will be materially and adversely affected.

Risks Relating to Our Industry and Business

We depend on our factoring facility to meet our cash flow needs, which reduces our profit margin.

Pursuant to our factor facility, our lenders from time to time purchase certain accounts receivable from us at a discount of 0.7%. If we are in default under our factoring facility, then the interest on our factoring facility increases to prime plus 4% and a 1% fee is charged on all advances made to us under our factoring facility. This discount and usage fee reduces our profit margins. We cannot, however, cease factoring our receivables because the funds provided by our lenders are necessary to satisfy our cash flow needs. As of March 31, 2006, we owe approximately $9.0 million under our factoring facility. The amount owed under our factoring facility was substantially reduced in May 2006 as a result of the repayment of debt using the proceeds from the sale of our 10% equity interest in Army Fleet Support, LLC. We believe that if our factoring facility were to terminate, then we would need to obtain a new factoring facility. Our obligations to our lenders are secured by a lien on all of our assets; consequently, if we are liquidated, then there may not be any assets available for distribution to shareholders or creditors other than our lenders.

Our service contracts often provide for fixed hourly bill rates or permit limited fee adjustments, and our business, financial condition and results of operations will be materially and adversely affected if increases in our costs cannot be charged to our customers.

Our largest expenses are payroll, payroll taxes and employee related benefits. Most of our service contracts provide for a fixed hourly bill rate and some of our service contracts provide for payments of either fixed fees or fees that increase by only small amounts during the terms of such service contracts or not at all. Competitive pressures also may prevent us from raising our fees or hourly bill rates when contracts are renewed. If, due to inflation or other causes, including increases in statutory payroll taxes, we must increase the wages, salaries and related taxes and benefits of our employees at rates faster than we can increase the fees charged under our service contracts, then our profitability will be adversely affected.

If we lose our executive officers or operation employees, our operations could be materially and adversely affected.

Our success is dependent to a significant extent upon the continuing efforts, abilities and business generation capabilities of our executive officers and senior operation employees. We have programs in place to motivate, reward and retain our executive officers and senior operation employees, including cash bonus and equity incentive plans. However, the loss or unavailability of any of our executive officers or senior operation employees could harm our ability to properly service or retain existing clients or operate new businesses. Our success and plans for future growth will also depend on our ability to hire and retain our executive officers and senior operation employees.

If we are unable to attract, retain and manage security guards and administrative staff, then our business, financial condition and results of operation will be materially affected.

Our business involves the labor-intensive delivery of contract security services. We derive our revenues largely from contract security guard services performed by our security guards. Our future performance depends in large part upon our ability to attract, develop, motivate and retain skilled security guards and administrative staff. Qualified security guards and administrative staff are in demand, particularly after the terrorist activity of September 11, 2001, and there is significant competition for these individuals from other security firms, government agencies and other similar enterprises. As a result, we may not be able to attract and retain sufficient numbers of these qualified individuals in the future, which may adversely affect our business.

Turnover of contract security guards is significant. The loss of the services of, or the failure to recruit, a significant number of skilled security guards and administrative staff would have a materially adverse affect on our business, financial condition and results of operations, including our ability to secure and complete service contracts. Furthermore, if we do not successfully manage our existing security guards and administrative staff, we may not be able to achieve the anticipated billing rates, engagement quality, level of overtime and other performance measures that are important to our business, financial condition and results of operations.

Organized labor action or occupational health and safety laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Our industry has been the subject of campaigns to increase the number of unionized employees. Although we believe that our relationships with our employees are good, we cannot provide you with any assurances that organized labor action at one or more of our facilities will not occur, or that any such activities, or any other labor difficulties at our facilities or the facilities of any of our customers, would not materially affect our business, financial condition and results of operations.

In addition, we are subject to, among other laws and regulations, comprehensive U.S. occupational health and safety laws and regulations. Such laws and regulations may become more stringent and result in necessary modifications to our current practices and facilities that could force us to incur additional costs that could materially affect our business, financial conditions and results of operations.

If we cannot successfully compete with new or existing security service providers, then our business, results of operations and financial condition will be adversely affected.

The contract security guard services industry is intensely competitive. We directly compete with companies that are national and international in scope and some of our competitors have significantly greater personnel, financial, technical and marketing resources than we do, generate greater revenues than we do and have greater name recognition than we do. The recent trend toward consolidation in our industry will likely lead to increased competition from these companies. We also compete with smaller local and regional companies that may have better knowledge of the local conditions in their regions, are better known locally and are better able to gain customers in their regions. There are relatively low barriers to entry into the contract security services industry, and we have faced and expect to continue to face additional competition from new entrants into the contract security officer services industry. In addition, some of our competitors may be willing to provide services at lower prices, accept a lower profit margin or expend more capital in order to obtain or retain business. If we cannot successfully compete with new or existing security service providers, then our business, financial condition and results of operations will be adversely affected.

Changes in available security technology may have an adverse effect on our business, results of operations and financial condition.

Our business involves the labor intensive delivery of contract security services performed by our security guards. Changes in technologies that provide alternatives to security guard services or that decrease the number of security guards required to effectively perform their services may decrease our customers’ demand for our security guard services. In addition, if such technologies become available for use in the industry, these technologies may be proprietary in nature and not be available for use by us in servicing our customers. Even if these technologies are available for use by us, we may not be able to successfully integrate such technologies into our business model or may be less successful in doing so than our competitors or new entrants in the industry. A decrease in demand for our security guard services or our inability to effectively utilize such technologies may adversely affect our business, financial condition and results of operations.

The security services we provide may subject us to liability for substantial damages not covered by insurance which could have a material adverse affect on our business, financial condition and results of operations.

We provide security services at various customer locations. We may be held liable for the negligent acts or misconduct of our security guards or other employees performed while on duty and in the course and scope of their employment. We experience a significant volume of claims and litigation asserting that we are liable for damages as a result of the conduct of our security guards or other employees. We may from time to time be subject to claims that our security guards have physically or emotionally harmed individuals in the course of providing these services, or members of the public may be otherwise injured by events occurring on client premises, including events that are not under the immediate control of our security officers. Individuals may bring personal injury lawsuits against us seeking substantial damages based on alleged negligence or other theories of liability in our provision of security services, including with respect to injuries not directly caused by, or within the control of, our security officers. Under principles of common law, we can generally be held liable for wrongful acts or omissions to act of our agents or employees during the course, and within the scope, of their agency or employment with us.

In many cases, our security service contracts also require us to indemnify our clients or may otherwise subject us to additional liability for events occurring on client premises. In addition, some states have adopted statutes that make us responsible for the conduct of our agents and employees. While we maintain insurance programs that provide coverage for certain liability risks, including personal injury, death and property damage, the laws of many states limit or prohibit insurance coverage for punitive damages arising from willful or grossly negligent conduct. Consequently, insurance may not be adequate to cover all potential claims or damages. If a plaintiff brings a successful claim against us for punitive damages in excess of our insurance coverage, then we could incur substantial liabilities which would have a material adverse affect on our business, results of operations and financial condition.

Terrorist activity at locations where we provide security services could have a material adverse effect on our business by subjecting us to liability. Whether or not terrorist activity occurs at a client location, our insurance costs could increase, and we could be required to comply with more burdensome regulations.

If any locations where we provide security related services are attacked by terrorists, then liabilities resulting from such attacks may not be covered by insurance and could have a material adverse effect on our business, financial condition and results of operations by requiring us to incur additional personnel costs as a result of compliance with expanded security rules and regulations. In addition, terrorist attacks that do not directly involve locations serviced by us could have a material impact on us by increasing our insurance coverage costs or making insurance coverage unavailable altogether.

We may be unable to obtain liability insurance at a reasonable cost, which would increase our exposure to catastrophic claims.

Insurance premiums have increased substantially since the terrorist attacks on September 11, 2001. If certain coverages are unavailable at premiums deemed reasonable by management, then our exposure for catastrophic claims would be increased.

We are subject to government regulation, and our failure or inability to comply with these regulations could materially restrict our operations and subject us to substantial penalties.

We are subject to a large number of city, county and state occupational licensing laws and regulations that apply to security officers. Most states have laws, or legislation pending, requiring qualification, training and registration of security officers, regulating the use of identification cards, badges and uniforms and imposing minimum bond surety or insurance standards. Any liability we may have from our failure to comply with these regulations may materially and adversely affect our business by restricting our operations and subjecting us to substantial penalties. In addition, our current and future operations may be subject to additional regulation as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted.

We may not be successful in identifying suitable acquisition opportunities, and, if we do identify such opportunities, then we may not be able to obtain acceptable financing for the acquisition, reach agreeable terms with acquisition targets or successfully integrate acquired businesses.

An element of our growth strategy is the acquisition and integration of complementary businesses in order to increase our density within certain geographic areas, capture market share in the markets in which we operate and improve our profitability. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, obtain financing on acceptable terms or reach mutually agreeable terms with acquisition targets. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition targets may increase to unacceptable levels thereby limiting our ability to grow.

Our growth through selective acquisitions may place significant demands on our management, operational and financial resources. Acquisitions involve numerous risks, including the diversion of our management’s attention from other business concerns, the possibility that current operating and financial systems and controls may be inadequate to deal with our growth, and the potential loss of key employees.

We also may encounter difficulties in integrating any businesses we may acquire with our existing operations. The success of these transactions depends on our ability to:

•                  successfully merge corporate cultures and operational and financial systems;

•                  integrate and retain the customer base of the acquired business;

•                  realize cost reduction synergies, including those cost reduction synergies that we expect to realize; and

•                  as necessary, retain key management members and technical personnel of acquired companies.

If we fail to integrate acquired businesses successfully or to manage our growth, it could have a material adverse effect on our business. Further, we may be unable to maintain or enhance the profitability of any acquired business, consolidate its operations to achieve cost savings, or maintain or renew any of its contracts.

In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on any Company that we may acquire, or have recently acquired. Also, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. Any of our rights to indemnification from sellers to us, even if obtained, may not be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business.

We may not have, or be able to obtain, sufficient capital to pursue our acquisition strategy.

Our acquisition strategy will require substantial capital. Such capital may be obtained by borrowings under credit facilities, through the issuance of long-term or short-term indebtedness or through the issuance of equity securities in private or public transactions. The credit agreement restricts our ability to incur additional debt without the approval of our lenders. If we are able to incur additional debt to pursue our acquisition strategy, then our interest expense will increase. Furthermore, we may not be able to obtain financing for future acquisitions on suitable terms, if at all.

In addition, executing our acquisition strategy may be more expensive than we anticipate because the purchase price for acquisition targets may increase due to mergers and other transactions recently completed in the security industry, and the growing interest in future mergers and consolidations. If the purchase price for acquisition targets we find appealing increases, then we will need more capital than we anticipate to execute our acquisition strategy, or we may not be able to execute our acquisition strategy at all.

We may not be able to obtain additional financing that may be necessary to fund our operations.

In order to fund our operations and increase revenues, additional financing may be required, which additional financing may not be available to us on commercially reasonable terms, if at all. We may not be successful in raising additional capital, and the proceeds of any future financings may not be sufficient to meet our future capital needs. We may need to seek additional financing sooner than we anticipate as a result of any of changes in operating plans, lower than anticipated sales, or increased operating costs.

Compliance with the corporate governance requirements to which we are subject as a public corporation will cause us to incur significant costs, and the failure to comply with such requirements will expose us to investigations and sanctions by regulatory authorities.

We face corporate governance requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as new rules and regulations subsequently adopted by the SEC, the Public Corporation Accounting Oversight Board and The Nasdaq Stock Market, Inc. (the “Nasdaq”). In particular, we will be required to include the management and auditor reports on internal control as part of our annual report for the year ending December 31, 2006 pursuant to Section 404 of Sarbanes-Oxley. Although we believe we have adequate internal control procedures in place, we are in the process of evaluating our internal controls systems in order (i) to allow management to report on, and our independent auditors to attest to, our internal controls, as required by these laws, rules and regulations, (ii) to provide reasonable assurance that our public disclosure will be accurate and complete, and (iii) to help ensure that we will be able to comply with the other provisions of Section 404 of Sarbanes-Oxley. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements relating to internal controls and all other provisions of Section 404 in a timely fashion or otherwise achieve adequate compliance with such requirements, then we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq. Any such action may materially adversely affect our reputation, financial condition and the value of our securities, including the common stock. In addition, we expect that these laws, rules and regulations will increase our legal and financial compliance costs and make certain corporate governance activities more difficult, time-consuming and costly. We also expect that these new requirements will make it more difficult and expensive for us to maintain director and officer liability insurance.

If our professional reputation is harmed, then we will have difficulty obtaining new customers and retaining existing customers, either of which would adversely affect our revenues.

We depend upon our reputation and the individual reputations of our senior professionals to obtain new customers and retain existing customers. Any factor that diminishes our reputation or the individual reputations of our senior professionals, including an ineffective response to terrorist activity or breach of security at any location we service, will make it more difficult for us to compete successfully for new customers or to retain existing customers and, therefore, would adversely affect our revenues.

Economic downturns or recessions may dampen the demand for our services, which will reduce our revenues.

During economic declines, some decisions to implement security programs and install systems may be deferred or cancelled. In other cases, customers may increase their purchases of security systems because they fear more inventory shrinkage and theft will occur due to increasing economic need. We are not able accurately to predict to what extent an economic slowdown will decrease the demand for our services. If demand for our services decreases, then our revenues will decline.

Risks Related to Government Contracting

We derive a significant portion of our revenue from Federal government contracts which the government may terminate at any time or determine not to extend after their scheduled expiration. If we are unable to replace any contract which is not extended or is terminated, then our revenues will decline.

During 2005, we derived approximately 76% of our consolidated revenue from contracts with the Federal government. Federal government contracts typically span one or more base years and one or more option years. The option periods may cover more than half of the contract’s potential duration. Federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government customer to terminate the contract for its convenience, as well as for our default. A decision by a government agency not to exercise option periods or to terminate contracts could result in significant revenue shortfalls.

If the government terminates a contract for convenience, then we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated profit on terminated work. If the government terminates a contract for default, then we may not recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. We cannot predict if the government will terminate or choose not to extend our Federal government contracts. The government has never terminated any of our contracts; however, it may do so at any time.

Because we have a highly concentrated customer base, the loss of any of our Federal government customers could have a significant effect on our revenues.

We expect to derive approximately 50% of our consolidated revenue from contracts with our Federal government agencies. If any of our current Federal government customers determines not to renew or terminate its contract, then our revenues may significantly decline.

The Federal government has rights and remedies under its contracts not typically found in commercial contracts that may reduce or eliminate our revenue under these contracts, as well as our ability to enter into other government contracts.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. The government may terminate its contracts for convenience or decline to exercise an option to renew. The government may also:

•                  reduce or modify its contracts or subcontracts;

•                  cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable; and

•                  suspend or bar us from doing business with the Federal government.

If the Federal government were to exercise any of these rights or remedies, then our revenues would decline.

Our failure to comply with complex procurement laws and regulations could result in the termination of our Federal government contracts or our failure to be awarded any new contracts, and changes in laws and regulations could impose added costs on our business.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of Federal government contracts, which affect how we do business with our customers and may impose added costs on our business. Among the most significant regulations are:

•                  the Federal Acquisition Regulations and other agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

•                  the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

•                  the Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts; and

•                  laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Moreover, we are subject to industrial security regulations of the Department of Defense and other Federal agencies that are designed to safeguard against foreigners’ access to classified information. If we were to come under foreign ownership, control or influence, then our Federal government customers could terminate or decide not to renew our contracts, and it could impair our ability to obtain new contracts.

If we do not comply with the procurement laws and regulations discussed above, then we may be fined, we may not be reimbursed for costs incurred by us in servicing our contracts, our contracts may be terminated and we may be unable to obtain new contracts, any of which would cause our revenues to decline.

Our status as a General Services Administration (“GSA”) Federal Supply Schedule Contractor may be withdrawn, which would make us ineligible to obtain certain Federal government contracts and would result in a significant decrease in our revenues.

The GSA secures the buildings, products, services, technology and other workplace essentials which Federal agencies need to operate. GSA Federal Supply Schedule contracts are contract vehicles under which Federal government agencies may purchase professional services or products. Federal government agencies may choose to award contracts only to GSA Federal Supply Schedule contractors to reduce the number of qualified bidders and to expedite the bidding process. Paragon Systems has been approved by the GSA as a GSA Federal Supply Schedule contractor and, therefore, is able to bid on Federal government contracts awarded using the GSA Federal Supply Schedule. Currently, two of our contracts with annualized revenues of approximately $14 million have been procured under the GSA Federal Supply Schedule. During the year ended December 31, 2005, the revenues on our contracts procured under the GSA Federal Supply Schedule totaled approximately 34% of our consolidated revenues for such period.

Our status as a GSA Federal Supply Schedule contractor may be withdrawn if we do not comply with the complex procurement laws and regulations applicable to us. We continually review and monitor our compliance with these laws and regulations as well as modifications to the GSA Federal Supply Schedule affecting our business. We believe that we are currently in material compliance with these laws, regulations and modifications; however, if we are not in compliance and our status as a GSA Federal Supply Schedule contractor is withdrawn, then we may not be able to obtain new contracts with Federal government agencies or renew our existing contracts which have been procured under the GSA Federal Supply Schedule. If we are unable to obtain new Federal government contracts or renew our existing contracts, then our revenues will decline significantly.

All of our contracts with the Federal government are subject to audits and cost adjustments by the Federal government that could result in decreased revenues and the imposition on us of civil or criminal penalties or administrative remedies.

We generate a significant portion of our revenue from Federal government contracts, each of which is subject to audit by the Federal government. In these audits, the Federal government audits and reviews our performance, pricing practices, cost structure and compliance with applicable laws, regulations and standards. Like most government contractors, our direct and indirect contract costs are audited and reviewed on a continual basis. Many of the audits for costs incurred or work performed in recent years remain ongoing or have not yet commenced. In addition, non-audit reviews by the government may still be conducted on all our government contracts. An audit of our work, including an audit of work performed by companies we may acquire, could result in a substantial adjustment to our revenue because any costs found to be improperly allocated to a specific contract will not be reimbursed and revenue we have already recognized may need to be refunded. If a government review or investigation uncovers improper or illegal activities, then we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of claims and profits, suspension of payments, treble damages, statutory penalties, fines and suspension or barment from doing business with Federal government agencies, any of which would cause a significant decline in our revenue.

Our participation in the competitive bidding process, pursuant to which we obtain most of our Federal government contracts, presents a number of risks.

During the year ended December 31, 2005, we derived substantially all of our revenue from Federal government contracts that were awarded through a competitive bidding process. Most of the business that we expect to seek from the Federal government in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the:

•                  need to bid on programs in advance of finalizing the services to be provided, which may result in unforeseen difficulties and cost overruns;

•                  substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•                  need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

•                  expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, which could result in the resubmission of bids on modified specifications or in termination, reduction or modification of the awarded contract.

If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for services that are provided under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, then we will not be able to grow our business, and our business, financial condition and results of operations will be materially and adversely affected.

Our contracts with Miami/Dade County represent a significant portion of our revenue and are subject to renewal in the fourth quarter of 2006.

During the year ended December 31, 2005, contracts with Miami/Dade County generated revenue of $8.1 million. These contracts are subject to renewal in the fourth quarter of 2006 and will be awarded through a competitive bidding process.

The bid process will be based on a number of factors including price and experience in providing the specific security services called for in the bid process. Competitive bidding represents a number of risks including:

•                  the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•                  the requirement to post a bid bond in order to participate in the bidding process and a performance bond if we win the bid. The bonding requirement may require us to provide a letter of credit or other collateral to the bonding company which may be problematic given our financial condition;

•                  the need to accurately estimate the resources and cost structure that will be required to service any contract we are awarded; and

•                  the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, which could result in the resubmission of bids on modified specifications or in termination, reduction or modification of the awarded contract.

If we are unable to win contracts with Miami/Dade County, we may not be able to provide services to Miami/Dade County for several years. The failure to win Miami/Dade County contracts will significantly reduce the revenue and profits of the Cornwall Group and our business, financial condition and the results of operations will be materially and adversely affected.

Our cash flow may be reduced due to significant expenses we may incur in connection with attempting to obtain Federal government contracts.

A significant portion of Federal government contracts for contract guard services is awarded through a competitive bid process. As stated above, substantial costs may be incurred in connection with preparing bids. In the past we have not, and most likely in the future will not, be awarded all the contracts on which we bid. Furthermore, if and when we do obtain a contract, we are generally required to start providing services pursuant to such contract no later than 30-45 days after the contract is awarded. As a result, we may incur significant start-up expenses. The costs of bidding on contracts and the start-up costs associated with new contracts we may obtain may significantly reduce our cash flow and liquidity.

The long sales cycles of Federal government contracts make it difficult for us to predict our financial results and cause us to expend a significant amount of effort and funds in bidding on contracts that are not awarded to us.

The sales cycle of a Federal government contract is often lengthy due to the protracted bid and approval process. Typically, many months may elapse between the time the Federal government solicits a bid for a contract and the time the contract is awarded. The lengthy sales cycles of our contracts make forecasting the volume and timing of contracts we may obtain difficult. During this period, we will generally expend substantial funds and management resources but recognize no associated revenue.

We may not receive the full amount authorized under contracts into which we have entered; consequently, our backlog may not accurately estimate our revenue.

The maximum contract value specified under a government contract that we enter into is not necessarily indicative of revenue that we will realize under that contract. In fact, even if we enter into a Federal government contract, we will not be paid for our services unless the Federal government has appropriated or budgeted the funds for such contract. Congress often appropriates funds for a particular program on a yearly basis, even though the contract may call for performance that is expected to take a number of years. As a result, contracts typically are only partially funded at any point during their term, and all or some of the work to be performed under the contracts may remain unfunded unless and until Congress makes subsequent appropriations and the procuring agency allocates funding to the contract. As described above, most of our existing contracts are subject to modification and termination at the Federal government’s discretion. Moreover, there is no assurance that any contract included in our estimated contract value that generates revenue will be profitable. Nevertheless, we look at these contract values, including values based on the assumed exercise of options relating to these contracts, in estimating the amount of our backlog. Because we may not receive the full amount we expect under a contract, our backlog may not accurately estimate our revenue.

If we are unable to obtain and maintain security clearances for our employees, then we will not be able to satisfy existing contracts or obtain new contracts.

Many of our Federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with Federal government requirements. Obtaining and maintaining security clearances for employees involve a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, then the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to satisfy our existing contracts, bid on or win new contracts or effectively re-compete on expiring contracts or follow-on task orders. To the extent we are unable to do any of the foregoing, our existing contracts may be terminated, we will not be able to grow our business and our revenues may decline.

Risks Relating to Our Securities

Management beneficially owns a significant percentage of the common stock and has the ability to influence all matters requiring the approval of our board of directors and our shareholders.

Management owns shares of the common stock which represent approximately 24% of the combined voting power of our outstanding capital stock. Management has the power to influence the election of our directors and all decisions made by our shareholders and, in general, to influence the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. The interests of management may conflict with the interests of our other shareholders.

Provisions of our articles of incorporation and Georgia law may have anti-takeover effects that could prevent a change in control which the shareholders consider favorable and could negatively affect your investment.

Provisions in our articles of incorporation and our bylaws could delay or prevent a change of control of the Company or a change in our management that would provide shareholders with a premium to the market price of their common stock. Our articles of incorporation currently authorize the issuance of 10,000,000 shares of our preferred stock. Our board of directors has the power to issue any or all of these additional shares without shareholder approval, and such shares can be issued with such rights, preferences and limitations as may be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue any shares of preferred stock. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of, and the voting and other rights, of the holders of outstanding shares of common stock. Currently, we have outstanding 100 shares of our Series C Redeemable Preferred Stock. Our articles of incorporation and bylaws also contain provisions that:

•                  create a classified board of directors that prevents a majority of the board from being elected at one time;

•                  prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

•                  limit the ability of shareholders to call special meetings of shareholders; and

•                  establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

We may experience significant volatility in the price of the common stock even if our business is doing well, which could cause you to lose all or part of your investment.

The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. The market price of the common stock may also fluctuate as a result of variations in our operating results. Due to the nature of our business, the market price of the common stock may fall in response to a number of factors, some of which are beyond our control, including:

•                  announcements of competitive developments by us or others;

•                  changes in estimates of our financial performance or changes in recommendations by securities analysts;

•                  any loss by us of a major customer;

•                  additions or departures of key management or other personnel;

•                  our failure to meet financial analysts’ performance expectations or

•                  guidance we provide;

•                  future sales of the common stock or preferred stock;

•                  volume fluctuations;

•                  acquisitions or strategic alliances by us or our competitors;

•                  our historical and anticipated operating results;

•                  quarterly fluctuations in our financial and operating results;

•                  changes in market valuations of other companies that operate in our

•                  business markets or in our industry; and

•                  general market and economic conditions.

Accordingly, market fluctuations, as well as general economic, political and market conditions such as recessions and interest rate changes, may negatively impact the market price of the common stock, and you may not be able to sell your shares without incurring a loss.

We do not intend to pay dividends on the common stock, and you may not experience a return on investment without selling your securities.

We have never declared or paid, nor do we intend in the foreseeable future to declare or pay, any cash dividends on the common stock. Because we intend to retain all future earnings to finance the operation and growth of our business, you will likely need to sell your shares in order to realize a return on your investment, if any. Further, the Credit Agreement restricts our ability to pay dividends on our capital stock.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections of this prospectus titled “Prospectus Summary” and “Risk Factors” and other sections, contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain statements regarding intent, belief or current expectations about matters (including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words). Forward-looking statements are also statements that are not statements of historical fact. Because these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. These factors include, among others:

•                  our substantial debt and our inability to make scheduled debt service payments;

•                  our dependence on the factoring facility; the restrictions imposed on us by the credit agreement with our lenders;

•                  the impact of terrorist activity or breach of security on our business;

•                  our ability to retain and manage our guards; our plans for expansion and growth of our business;

•                  our ability to compete effectively in our industry;

•                  our expectations regarding the likelihood of introduction of new regulations that would adversely affect our business;

•                  our estimates of our capital requirements and needs for additional financing;

•                  risks related to Federal government contracts;

•                  Federal government audits and cost adjustments;

•                  differences between authorized amounts and amounts received by us under Federal government contracts;

•                  changes in Federal government (or other applicable) procurement laws, regulations, policies and budgets;

•                  our ability to retain contracts during re-bidding processes;

•                  other risks and uncertainties included in the section of this prospectus titled “Risk Factors”; and

•                  other factors disclosed in the Company’s other filings made with the SEC.

THE COMPANY

Overview

Tri-S Security is an aggregator of elite guard services companies. Through our two direct, wholly-owned subsidiaries, Paragon Systems and Cornwall, we provide equipment and security services to various government agencies and the private sector. Our government customers include local, state and Federal government agencies. Our private sector customers include commercial customers, such as universities, public school systems, corporate complexes and hospitals, and residential customers, such as condominiums, high-end apartments and high-security homes.

We strive to provide cost-effective solutions to ensure the safety and security of the assets and personnel of our customers and to continually improve the protection we provide for their personnel, programs, resources and facilities. Our goal is to provide demonstrably superior contract guard services with the highest degree of integrity and responsiveness.

Tri-S Security was incorporated in Georgia in October 2001 under the name “Diversified Security Corporation” and changed our name to “Tri-S Security Corporation” in August 2004. We were formed for the purpose of acquiring and consolidating electronic and physical security companies in order to take advantage of the operating efficiencies created by a larger company. Our acquisition strategy involves the acquisition and integration of complementary businesses in order to increase our scale within certain geographic areas, capture market share in the markets in which we operate and improve our profitability. We intend to pursue acquisition opportunities in the contract guard services and system integration services segments of the security industry. We frequently evaluate acquisition opportunities and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to a number of potential acquisitions. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any acquisition material to our operations or otherwise so far advanced in any discussions as to make an acquisition material to our operations reasonably certain.

We made our first acquisition on February 27, 2004, when we acquired all of the outstanding capital stock of Paragon Systems, a contract guard services and logistics provider for a purchase price of $16,000,000. At the closing of the acquisition, we: (i) paid $10 million, of which $2.3 million was paid in cash and $7.7 million was paid through issuance of promissory notes to the former shareholders of Paragon Systems, which notes have been paid in full; and (ii) issued to the former shareholders an aggregate of 100 shares of our Series C Redeemable Preferred Stock, with an aggregate redemption value of $6.0 million. We must redeem the Series C Redeemable Preferred Stock no later than February 27, 2007. Our payment obligations under the Series C Redeemable Preferred Stock are secured by a pledge of 40% of the outstanding capital stock of Paragon Systems.

We made our second acquisition on October 18, 2005, when we acquired all of the outstanding capital stock of Cornwall, a provider of security and investigative services, including armed and unarmed uniform guards, video and alarm monitoring, alarm installation, and GPS monitoring, to government and private sector customers in the Miami, Florida area. Cornwall has nine wholly-owned subsidiaries: International Monitoring, Inc.; Protection Technologies Corporation; Vanguard Security, Inc.; Armor Security, Inc.; Forestville Corporation; Vanguard of Broward County, Inc.; On Guard Security and Investigations, Inc., Guardsource Corp. and Virtual Guard Service, Inc. At the closing of the acquisition, we paid a total purchase price of $13,500,000 payable as follows: (i) payment of $12,825,000 in cash; (ii) delivery of a promissory note in principal amount of $250,000 payable to the former Cornwall shareholders; and (iii) deposit of $425,000 with an escrow agent to secure the indemnification obligations of the former Cornwall shareholders under the Purchase Agreement between us and the former Cornwall shareholders dated as of August 11, 2005. After adjusting for certain working capital items, the net purchase price was $12,753,000.

Our principal executive offices are located at Royal Centre One, 11675 Great Oaks Way, Suite 120, Alpharetta, Georgia 30022. Our telephone number at that address is (678) 808-1540.

Our Contract Guard Services Operations

Through Paragon Systems and Cornwall, we provide equipment and security services to various government agencies and the private sector. Our services include providing uniformed and armed guards for access control, plant security, personnel security, theft prevention, surveillance, vehicular and foot patrol, crowd control and the prevention of sabotage, terrorist and criminal activities. We provide guards and other personnel who are, depending on the particular requirements of the customer, uniformed or plain-clothed, armed or unarmed, and who patrol in marked radio cars or stand duty on the premises at stationary posts. Our guards maintain contact with headquarters or supervisors via car radio or hand-held radios. In addition, our guards respond to emergency situations and report to appropriate authorities for fires, natural disasters, work accidents and medical crises.

In connection with providing these services, we assume responsibility for a variety of functions, including recruiting, hiring, training and supervising the guards deployed to the customers we serve, as well as paying all security guards and providing them with firearms, uniforms, fringe benefits, workers’ compensation insurance and any required bonding. We are responsible for preventing the interruption of guard services as a consequence of illness, vacations or resignations.

Paragon Systems

Paragon Systems was incorporated in 1987 in Alabama and has provided contract guard services to Federal government agencies since 1994. Initially, Paragon Systems was established as an engineering company to service contracts with the Federal government agencies and with the U.S. Army Missile Command in both space and defense related areas of business. Paragon Systems has participated in high level engineering projects for the U.S. Army, the National Aeronautics and Space Administration (“NASA”), other government agencies and local industry.

While serving as an engineering company, Paragon Systems contracted with Lockheed Martin to furnish assistance in Federal contract administration on a sub-contract for construction at the NASA missile plant located in Iuka, Mississippi. Paragon Systems also provided engineering and technical support for contract cost management to NASA’s Orbital Maneuvering Vehicle program, which developed an orbital vehicle that would be carried aloft by the space shuttle and maintained in orbit to perform specific tasks for the International Space Station. Paragon Systems also performed a number of high level engineering projects for Control Dynamics Corporation, including conducting preliminary design tasks for development of a heavy launch lift vehicle, which was at that time planned to be a robotic successor for the space shuttle.

In 1991, Paragon Systems applied to be certified as a small and disadvantaged business (an “8(a) firm”) by the U.S. Small Business Administration. In 1993, Paragon Systems was certified as an 8(a) firm and, in 1994, was awarded its first guard contract to provide security guard services for the U.S. Army Corps of Engineers. Since such time, Paragon Systems has obtained contracts with various other Federal government agencies and has developed contract guard security services as its core business. Paragon Systems’ certification as an 8(a) firm expired in September 2002, and its revenues from its security guard service business have grown to a level which makes it ineligible to qualify once again for certification as an 8(a) firm. Paragon Systems is now expanding its security guard service business by bidding on larger contracts than it was first awarded when certified as an 8(a) firm.

In 1994, Paragon Systems applied its engineering expertise and management skills to the security industry. Paragon Systems was awarded its first contract in 1994 to provide security services for the U.S. Army Corps of Engineers. Since such time, Paragon Systems has obtained contracts with various other Federal government agencies and has provided high-level, expert security services. Paragon Systems has, through the utilization of its systems engineering skills, developed contract guard security services as its core business. Paragon Systems no longer provides engineering services.

Through Paragon Systems, we employ over 750 persons in the course of providing contract guard services and maintain field offices located in Birmingham, Alabama; Mobile, Alabama; Montgomery, Alabama; Louisville, Kentucky;

Baltimore, Maryland; Glynco, Georgia; the Stennis Space Center in Vicksburg, Mississippi; and Gulfport, Mississippi. Paragon Systems moved its Huntsville, Alabama offices to Chantilly, Virginia in December 2005. A full staff supports the majority of field operations in the Chantilly, Virginia office, including human resources, accounting, payroll, quality control, logistics, computer services, training, and other supporting functions as needed. Accounts payable support is now managed in Tri-Security’s headquarters in Alpharetta, Georgia.

Cornwall

Our acquisition of Cornwall diversified our customer base and allowed us to enter the private sector of contract guard services, including commercial and residential outlets.

Cornwall offers comprehensive, state-of-the-art customized electronic and manned security systems for commercial, residential and government outlets. Cornwall provides armed and unarmed uniformed security services as well as video, alarm monitoring and investigative services to a variety of customers. In addition, Cornwall provides security system integration products (security systems which combine the features of security products) to its customers. Cornwall’s communication systems leverage specialized software in order to improve overall security system performance. In response to client needs, Cornwall can combine these integrated security systems with trained professional security guards in order to provide a higher level of security.

Cornwall was incorporated in 1980 and today employs over 1,500 employees in five offices throughout the Miami/Dade, Broward and Palm Beach counties of Florida. Each of Cornwall’s security professionals undergo extensive training, and many have prior military or government training.

SELLING SHAREHOLDERS

The selling shareholders may use this prospectus for the resale of shares of common stock being registered hereunder for their account, although no selling shareholder is obligated to sell any such shares. Of the 2,930,184 shares of common stock offered by this prospectus, (i) 1,669,826 shares have been issued or are issuable upon conversion of our 10% convertible promissory notes (the “Notes”) issued by us in a private placement in September and October 2005 (the “Private Placement”); (ii) 834,890 shares are issuable upon exercise of warrants to purchase shares of common stock issued by us to the investors in the Private Placement in connection with our issuance of the Notes (the “Investor Warrants”); (iii) 250,468 shares are issuable upon exercise of warrants to purchase shares of common stock issued by us in exchange for placement agent services rendered to us in connection with the Private Placement (the “Broker Warrants”); and (iv) 175,000 shares are issuable upon exercise of warrants to purchase shares of common stock issued by us to our lenders pursuant to the credit agreement (the “Lender Warrants”). This prospectus also covers an indeterminate number of additional shares of common stock that may become issuable in connection with the conversion of the Notes or the exercise of the Investor Warrants, Broker Warrants and Lender Warrants by reason of stock splits, stock dividends or other adjustments under certain conditions in accordance with Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”).

In the Private Placement, we issued Notes with an aggregate principal amount of $8,015,000 and Investor Warrants for a total purchase price of $8,015,000. In connection with the Private Placement, we also issued the Broker Warrants to our placement agent for the Private Placement and such agent’s employees. The Private Placement was completed in four closings, occurring on September 2, 2005, September 30, 2005, October 12, 2005 and October 14, 2005. The principal amount of the Notes and the original number of shares of common stock issuable upon conversion of the Notes and exercise of the Investor Warrants issued in each closing of the Private Placement are set forth in the table below. We issued the Broker Warrants on December 21, 2005.

Closing Date	Principal Amount of Notes	Number of Shares of Common Stock Originally Issuable Upon Conversion of Notes	Number of Shares of Common Stock Issuable Upon Exercise of Investor Warrants*
September 2, 2005	$1,015,000	211,465	105,728
September 30, 2005	$1,100,000	229,176	114,581
October 12, 2005	$4,325,000	901,059	450,519
October 14, 2005	$1,575,000	328,126	164,062
Total	$8,015,000	1,669,826	834,890

*                                         Does not include an indeterminate number of additional shares of common stock that may become issuable upon conversion of the Notes and exercise of the Investor Warrants due to anti-dilution adjustments.

Interest on the principal amount of the Notes accrues at a rate of 10% per annum. All accrued interest is payable monthly on the last business day of each month. The outstanding principal amount of the Notes and all unpaid, accrued interest thereon is payable on the third anniversary of the date of issuance of the Notes. We may prepay all or any part of the outstanding principal under any Note at any time after the first anniversary of the issue date of the Note upon 30-days’ prior notice to the holder of the Note, provided that the resale of the shares of common stock issuable upon conversion of the Note has been registered with the SEC pursuant to the Securities Act. As of July 3, 2006, the aggregate outstanding principal amount under the Notes was $7,665,000.

The outstanding principal amount of any Note may be converted at the option of the holder at any time after February 28, 2006 (the date on which we obtained shareholder approval of the issuance of common stock in connection with the Private Placement for purposes of complying with the rules governing The Nasdaq Stock Market, Inc.) and prior to the maturity of the Note into shares of common stock at an initial conversion price of $4.80 per share. Notwithstanding the foregoing, a holder of a Note may not convert the Note if such conversion would cause the holder to beneficially own more than (i) 4.99% of the outstanding common stock (for holders of Notes issued in the first closing of the Private Placement) or (ii) 9.99% of the outstanding common stock (for holders of Notes issued in the second, third or fourth closings of the Private Placement). The initial conversion price of the Notes is subject to proportional adjustment for stock splits, stock dividends, recapitalizations, reclassifications and similar corporate events but not for any other dilutive issuances of equity securities we may make.

The Investor Warrants and Broker Warrants are exercisable at the option of the holder at any time after February 28, 2006 (the date on which we obtained shareholder approval of the issuance of common stock in connection with the Private Placement for purposes of complying with the rules governing The Nasdaq Stock Market, Inc.) and prior to the third anniversary of the issuance of such warrants into shares of common stock at an exercise price of $4.80 per share. Notwithstanding the foregoing, a holder of an Investor Warrant or a Broker Warrant may not exercise such warrant if such exercise would cause the holder to beneficially own more than (i) 4.99% of the outstanding common stock (for holders of Investor Warrants issued in the first closing of the Private Placement) or (ii) 9.99% of the outstanding common stock (for holders of Investor Warrants issued in the second, third or fourth closings of the Private Placement and for holders of Broker Warrants). The initial exercise price of the Investor Warrants and Broker Warrants and the number of shares issuable upon exercise of the Investor Warrants and Broker Warrants is subject to proportional adjustment for stock splits, stock dividends, recapitalizations, reclassifications and similar corporate events but not for any other dilutive issuances of equity securities we may make.

In accordance with the Notes, Investor Warrants and Broker Warrants, we filed with the SEC a proxy statement pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with our Special Meeting of Shareholders held on February 28, 2006, at which our shareholders approved the issuance of common stock upon conversion of the Notes and exercise of the Investor Warrants and Broker Warrants for purposes of complying with the rules governing The Nasdaq Stock Market, Inc. Ronald G. Farrell, our Chairman of the Board and Chief Executive Officer, agreed to vote, and voted, all shares of common stock beneficially owned by him in favor of such approval.

Under the terms of the Registration Rights Agreements we entered into in connection with the Private Placement (collectively, the “Registration Rights Agreement”), we have filed with the SEC a registration statement of which this prospectus is a part to register pursuant to the Securities Act the resale of the shares of common stock issuable or issued upon conversion of the Notes and exercise of the Investor Warrants and Broker Warrants, among other shares. We agreed to use our best efforts to cause the registration statement to become effective as soon as practicable following the filing thereof. We has also agreed to make such filings as necessary to keep the registration statement effective until the earlier of such time as (i) all of the securities which we are required to register pursuant to the Registration Rights Agreement have been sold either pursuant to the registration statement or Rule 144 of the Securities Act; (ii) the date on which all such securities remaining to be sold under the registration statement may be immediately sold to the public under Rule 144(k) or any successor provision; and (iii) the date which is 120 days after the date the registration statement becomes effective.

Pursuant to the credit agreement with our lenders, on April 26, 2006, we issued to our lenders the Lender Warrants in full satisfaction of our obligation under the credit agreement to pay to our lenders a fee of $250,000. On February 28, 2006, our shareholders approved the issuance of the Lender Warrants and the issuance of the shares of common stock issuable upon exercise thereof. The Lender Warrants are exercisable for 175,000 shares of common stock from April 26, 2006 through April 26, 2009 at an initial exercise price of $4.80 per share. Notwithstanding the foregoing, our lenders may not exercise the Lender Warrants if such exercise would cause our lenders to beneficially own more than 9.99% of the outstanding common stock. The initial exercise price and the number of shares of common stock issuable upon exercise of the Lender Warrants are subject to adjustment for stock splits, stock dividends, recapitalizations, reclassifications, similar corporate events and dilutive issuances made by us of common stock or options or other rights to subscribe for common stock or securities convertible into or exchangeable for common stock. The shares issuable upon exercise of the Lender Warrants have the same registration rights as the shares of common stock issuable in connection with the Private Placement under the Registration Rights Agreement. This prospectus forms a part of the registration statement we have filed with the SEC to register the shares of common stock issuable upon exercise of the Lender Warrants, among other shares.

The following table sets forth certain information regarding the selling shareholders and the shares of common stock beneficially owned by each of them. All information contained in the table is as of July 3, 2006 and is based upon publicly available information and certain additional information known to us. We are not able to estimate the number of shares of common stock that will be held by the selling shareholders after the completion of this offering because those selling shareholders may offer all, some, or none of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of their shares. The selling shareholders are not required to convert the Notes or exercise the Investor Warrants, Broker Warrants or Lender Warrants for shares of common stock. Except as set forth in the table below, none of the selling shareholders is our affiliate. The following table assumes that all of the shares of common stock being registered hereby will be sold.

				Shares Beneficially
	Shares of Common			Owned After
	Stock Beneficially	Number of		Completion of
	Owned Prior to the	Shares		the Offering (1)(2)(3)
Selling Shareholders	Offering (1)	Being Offered		Number	Percent

Serge Abecassis	31,251	31,251	(4)	0	—
Luis Baumeisten	62,500	62,500	(5)	0	—
Robert V. and Diana C. Belfatto	7,813	7,813	(6)	0	—
Peter Blum	15,625	15,625	(7)	0	—
Sarah Boltz	7,813	7,813	(8)	0	—

				Shares Beneficially
	Shares of Common			Owned After
	Stock Beneficially	Number of		Completion of
	Owned Prior to the	Shares		the Offering (1)(2)(3)
Selling Shareholders	Offering (1)	Being Offered		Number	Percent

Eric Boltz	7,813	7,813	(9)	0	—
Todd L. Borck	31,251	31,251	(10)	0	—
BRE LLC (11)	166,181	150,000	(12)	16,181		*
Eliot J. Brody	15,625	15,625	(13)	0	—
Richard A. Bruno	71,251	31,251	(14)	40,000		*
Capital Growth Financial, LLC(15)	86,586	86,586	(16)	0	—
Vincent Carbone	31,251	31,251	(17)	0	—
Tim Clancy (18)	853	853	(19)	0	—
Anthony and Patricia Coleman	15,625	15,625	(20)	0	—
Mercedes Cubillan	15,625	15,625	(21)	0	—
Jeanette Daffern	7,813	7,813	(22)	0	—
Samuel I. D’Amato	15,625	15,625	(23)	0	—
Philip Datlof (24)	2,068	2,068	(25)	0	—
Denton Business, Inc.(26)	31,251	31,251	(27)	0	—
Dolin Trust (28)	7,813	7,813	(29)	0	—
Eliot J. Brody Foundation(30)	15,625	15,625	(31)	0	—
Steven Etra	31,251	31,251	(32)	0	—
Marvin C. Folsom	15,625	15,625	(33)	0	—
Ronald Foster	31,251	31,251	(34)	0	—
Roberta Frank	7,813	7,813	(35)	0	—
Arlene Freiman	7,813	7,813	(36)	0	—
Frommer Investment Partners	15,625	15,625	(37)	0	—
Michael Galper	15,625	15,625	(38)	0	—
Stacey and Michael Galper	15,625	15,625	(39)	0	—
Garry Newman Family Trust(40)	7,813	7,813	(41)	0	—
Glacier Partners, L.P. (42)	93,750	93,750	(43)	0	—
Dennis A. Gleicher	31,251	31,251	(44)	0	—
Harold Rosenson A/R Revocable Trust (45)	31,251	31,251	(46)	0	—
Edward A. Haymes (47)	16,452	16,452	(48)	0	—
Harold E. and June D. Hodge	15,625	15,625	(49)	0	—
Iroquois Master Fund Ltd.(50)	78,126	78,126	(51)	0	—
Alan L. Jacobs (52)	27,546	27,546	(53)	0	—
Michael Jacobs (54)	27,546	27,546	(55)	0	—
Joan H. Singer Revocable Trust (56)	15,625	15,625	(57)	0	—
Frank Joy (58)	1,034	1,034	(59)	0	—
Leslie Kaciban (60)	15,625	15,625	(61)	0	—
Howard Kaye	31,251	31,251	(62)	0	—
Gary and Sandra Kerner	7,813	7,813	(63)	0	—
Gary Kranz	46,875	46,875	(64)	0	—
Milton Lappoff	7,813	7,813	(65)	0	—

					Shares Beneficially
	Shares of Common				Owned After
	Stock Beneficially		Number of		Completion of
	Owned Prior to the		Shares		the Offering (1)(2)(3)
Selling Shareholders	Offering (1)		Being Offered		Number	Percent

Phillip Lefton (66)	10,500		10,500	(67)	0	—
Charlotte Lefton	7,813		7,813	(68)	0	—
Jerome H. Levitt (69)	17,070		13,770	(70)	3,300		*
Lisa Lippman Trust	7,813		7,813	(71)	0	—
Mark Lippman (72)	1,066		1,066	(73)	0	—
Loeb Partners Corporation, and its affiliated entities	546,876		546,876	(74)	0	—
LSQ Funding Group, L.C. (75)	25,000		25,000	(76)	0	—
Leslie Lukoff (77)	1,493		1,493	(78)	0	—
Mark Machi (79)	15,625		15,625	(80)	0	—
Mercantile Capital Partners I, LP(81)	156,250		156,250	(82)	0	—
Rob Mills (83)	7,813		7,813	(84)	0	—
Robert Montgomery	12,501		12,501	(85)	0	—
Roger Mouallem (86)	1,977		1,977	(87)	0	—
Bennett Mostel (88)	13,997		13,997	(89)	0	—
Harrison S. Mullin	15,625		15,625	(90)	0	—
Jerry Perlman (91)	640		640	(92)	0	—
Philip Lefton & Carole Lefton Revocable Trust (93)	7,813		7,813	(94)	0	—
Sander B. Ross and Carol F. Ross	11,719		11,719	(95)	0	—
Steve Sadicario (96)	3,469		3,469	(97)	0	—
Carrie Schulman (98)	517		517	(99)	0	—
Scott Schneider	7,813		7,813	(100)	0	—
Richard Schultz and Angilee Schultz	31,251		31,251	(101)	0	—
Arnold Schumsky	278,126		78,126	(102)	200,000	2.2%
Jared Schwalb (103)	1,279		1,279	(104)	0	—
Jay Seewald	15,625		15,625	(105)	0	—
Select Contrarian Value Partners LP (106)	468,750		468,750	(107)	0	—
Bret Shapiro (108)	63,975		63,975	(109)	0	—
Warren M. Shimmerlik	11,719		11,719	(110)	0	—
Alan and Suzanne Singer	15,625		15,625	(111)	0	—
Allen and Anita Skole	15,625		15,625	(112)	0	—
Clara Sola	15,625		15,625	(113)	0	—
Southwick Capital, LLC (114)	31,251		31,251	(115)	0	—
Eduardo Soto (116)	5,998	(117)	5,998	(118)	0	—
Gerald and Seena Sperling	31,251		31,251	(119)	0	—
Gerald Sperling (120)	8,766		8,766	(121)	0	—
Pat and Carmella Troiano	7,813		7,813	(122)	0	—
Turn Key Systems & Consulting, Inc. (123)	15,625		15,625	(124)	0	—

				Shares Beneficially
	Shares of Common			Owned After
	Stock Beneficially	Number of		Completion of
	Owned Prior to the	Shares		the Offering (1)(2)(3)
Selling Shareholders	Offering (1)	Being Offered		Number	Percent

Michael Weisser	15,625	15,625	(125)	0	—
Donald E. Wray	31,251	31,251	(126)	0	—
David and Jean Zugman	7,813	7,813	(127)	0	—

* Less than 1% of the issued and outstanding shares of common stock as of July 3, 2006.

(1) For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a selling shareholder is deemed to have beneficial ownership of any shares of common stock that such shareholder has the right to acquire within 60 days of July 3, 2006.

(2) Based upon 3,451,617 shares of common stock outstanding as of July 3, 2006. For the purposes of computing the percentage of outstanding shares of common stock held by each selling shareholder named above, any shares which such shareholder has the right to acquire within 60 days of July 3, 2006], are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other selling shareholder.

(3) Assumes that all shares of common stock being offered and registered hereunder are sold, although the selling shareholders are not obligated to sell any such shares.

(4) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(5) Represents 41,667 shares of common stock issuable upon conversion of a Note and 20,833 shares of common stock issuable upon exercise of an Investor Warrant.

(6) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(7) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(8) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(9) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(10) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(11) BRE is one of our lenders. We have entered into the credit agreement with BRE and LSQ pursuant to which we have borrowed funds pursuant to the factoring facility and certain terms loans, which terms loans have been fully repaid.

(12) Represents 150,000 shares of common stock issuable upon exercise of a Lender Warrant.

(13) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(14) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(15) Capital Growth Financial, LLC (“Capital Growth”) served as our placement agent in the Private Placement. In connection therewith, we paid to Capital Growth approximately $800,000 in commissions and non-accountable expense reimbursements and issued the Broker Warrants. Capital Growth also served as our lead underwriter in the Initial Public

Offering. In connection with the Initial Public Offering, the total underwriters’ discounts and commissions were $993,000. We also reimbursed the underwriters for expenses incurred by them in connection with the Initial Public Offering. In connection with the Initial Public Offering, we issued to Capital Growth (i) an option to purchase 90,000 shares of our common stock at an exercise price of $7.20 per share of common stock, which option expires on February 8, 2010; and (ii) an option to purchase a warrant exercisable for 90,000 shares of common stock at an exercise price of $.15 per warrant, with the warrant having an exercise price of $7.20 per share of common stock, which option expires on February 8, 2010. We also entered into a Consulting Agreement with Capital Growth pursuant to which it is to provide consulting services to us through February 2007 in exchange for a fee of $24,000.

(16) Represents 86,586 shares of common stock issuable upon exercise of a Broker Warrant.

(17) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(18) The Broker Warrant was issued to Mr. Clancy as compensation for placement agent services rendered by Capital Growth, Mr. Clancy’s employer, to us in connection with the Private Placement. Mr. Clancy is an affiliate of Capital Growth, a registered broker-dealer. Mr. Clancy has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(19) Represents 853 shares of common stock issuable upon exercise of a Broker Warrant.

(20) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(21) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(22) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(23) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(24) The Broker Warrant was issued to Mr. Datlof as compensation for placement agent services rendered by Capital Growth, Mr. Datlof’s employer, to us in connection with the Private Placement. Mr. Datlof is an affiliate of Capital Growth, a registered broker-dealer. Mr. Datlof has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(25) Represents 2,068 shares of common stock issuable upon exercise of a Broker Warrant.

(26) Eduardo Soto exercises on behalf of Denton Business, Inc. sole voting and dispositive power with respect to the shares registered hereby for the account of Denton Business, Inc.

(27) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(28) Martin Dolin exercises on behalf of the Martin Dolin Trust sole voting and dispositive power with respect to the shares registered hereby for the account of the Martin Dolin Trust.

(29) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(30) Elliot J. Brody exercises on behalf of the Elliot J. Brody Foundation sole voting and dispositive power with respect to the shares registered hereby for the account of the Elliot J. Brody Foundation.

(31) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(32) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(33) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(34) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(35) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(36) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(37) Includes 5208 shares of common stock issuable upon exercise of an Investor Warrant.

(38) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(39) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(40) Gary Newman exercises on behalf of the Gary Newman Family Trust sole voting and dispositive power with respect to the shares registered hereby for the account of the Gary Newman Family Trust.

(41) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(42) Pete Castellanos exercises on behalf of Glacier Partners, L.P., sole voting and dispositive power with respect to the shares registered hereby for the account of Glacier Partners, L.P.

(43) Represents 62,500 shares of common stock issuable upon conversion of a Note and 31,250 shares of common stock issuable upon exercise of an Investor Warrant.

(44) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(45) Harold Rosenson exercises on behalf of the Harold Rosenson A/R Revocable Trust sole voting and dispositive power with respect to the shares registered hereby for the account of the Harold Rosenson A/R Revocable Trust.

(46) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(47) The Broker Warrant was issued to Mr. Haymes as compensation for placement agent services rendered by Capital Growth, Mr. Haymes employer, to us in connection with the Private Placement.

(48) Represents (i) 10,417 shares of common stock issuable upon conversion of a Note; (ii) 5,208 shares of common stock issuable upon exercise of an Investor Warrant; and (iii) 827 shares of common stock issuable upon exercise of a Broker Warrant.

(49) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(50) Joshua Silverman exercises on behalf of Iroquois Master Fund Ltd. sole voting and dispositive power with respect to the shares registered hereby for the account of Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(51) Represents 52,084 shares of common stock issuable upon conversion of a Note and 26,042 shares of common stock issuable upon exercise of an Investor Warrant.

(52) The Broker Warrant was issued to Mr. A. Jacobs as compensation for placement agent services rendered by Capital Growth, Mr. A. Jacob’ employer, to us in connection with the Private Placement. Mr. A. Jacobs is an affiliate of Capital

Growth, a registered broker-dealer. Mr. A. Jacobs has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(53) Represents 27,546 shares of common stock issuable upon exercise of a Broker Warrant.

(54) The Broker Warrant was issued to Mr. M. Jacobs as compensation for placement agent services rendered by Capital Growth, Mr. M. Jacobs’ employer, to us in connection with the Private Placement. Mr. M. Jacobs is an affiliate of Capital Growth, a registered broker-dealer. Mr. M. Jacobs has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(55) Represents 27,546 shares of common stock issuable upon exercise of a Broker Warrant.

(56) Joan H. Singer exercises on behalf of the Joan H. Singer Revocable Trust sole voting and dispositive power with respect to the shares registered hereby for the account of the Joan H. Singer Revocable Trust.

(57) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(58) The Broker Warrant was issued to Mr. Joy as compensation for placement agent services rendered by Capital Growth, Mr. Joy’s employer, to us in connection with the Private Placement.

(59) Represents 1,034 shares of common stock issuable upon exercise of a Broker Warrant.

(60) Mr. Kaciban has served as President of Paragon Systems since July 29, 2005 pursuant to an Employment Agreement between Paragon Systems and Mr. Kaciban dated as of July 29, 2005, which provides for: (i) the payment to Mr. Kaciban of a specified base salary, which is guaranteed to increase at a rate of at least 5% per year; (ii) the payment to Mr. Kaciban of an annual performance bonus in an amount equal to up to 30% of his base salary if certain performance milestones are met; (iii) a prohibition against Mr. Kaciban’s disclosure of confidential information for a period of two years following the termination of Mr. Kaciban’s employment; (iv) the continuation of Mr. Kaciban’s base salary for 12 months following the termination of Mr. Kaciban’s employment by Paragon Systems without “cause” or by Mr. Kaciban for “good reason”; and (v) certain restrictive covenants which limit Mr. Kaciban’s ability to compete with Paragon Systems for a period of one year following the termination of Mr. Kaciban’s employment.

(61) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(62) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(63) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(64) Represents 31,250 shares of common stock issuable upon conversion of a Note and 15,625 shares of common stock issuable upon exercise of an Investor Warrant.

(65) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(66) The Broker Warrant was issued to Mr. Lefton as compensation for placement agent services rendered by Capital Growth, Mr. Lefton’s employer, to us in connection with the Private Placement. Mr. Lefton is an affiliate of Capital Growth, a registered broker dealer. Mr. Lefton has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(67) Represents (i) 5,209 shares of common stock issuable upon conversion of a Note; (ii) 2,604 shares of common stock issuable upon exercise of an Investor Warrant; and (iii) 2,687 shares of common stock issuable upon exercise of a Broker Warrant.

(68) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(69) The Broker Warrant was issued to Mr. Levitt as compensation for placement agent services rendered by Capital Growth, Mr. Levit’s employer, to us in connection with the Private Placement.

(70) Represents (i) 5,209 shares of common stock issuable upon conversion of a Note; (ii) 2,604 shares of common stock issuable upon exercise of an Investor Warrant; and (iii) 5,957 shares of common stock issuable upon exercise of a Broker Warrant.

(71) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(72) The Broker Warrant was issued to Mr. Lippman as compensation for placement agent services rendered by Capital Growth, Mr. Lippman’s employer, to us in connection with the Private Placement. Mr. Lippman is an affiliate of Capital Growth, a registered broker-dealer. Mr. Lippman has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(73) Represents 1,066 shares of common stock issuable upon exercise of a Broker Warrant.

(74) Represents 364,584 shares of common stock issuable upon conversion of a Note and 182,292 shares of common stock issuable upon exercise of an Investor Warrant.

(75) LSQ is one of our lenders. We have entered into the credit agreement with BRE and LSQ pursuant to which we have borrowed funds pursuant to the factoring facility and certain term loans, which term loans have been repaid.

(76) Represents 25,000 shares of common stock issuable upon exercise of a Lender Warrant.

(77) The Broker Warrant was issued to Ms. Lukoff as compensation for placement agent services rendered by Capital Growth, Ms. Lukoff’s employer, to us in connection with the Private Placement. Ms. Lukoff is an affiliate of Capital Growth, a registered broker-dealer. Ms. Lukoff has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(78) Represents 1,493 shares of common stock issuable upon exercise of a Broker Warrant.

(79) Mr. Machi has served as Vice-President and General Counsel of Paragon Systems since July 29, 2005 pursuant to an Employment Agreement between Paragon Systems and Mr. Machi dated as of July 29, 2005, which provides for: (i) the payment to Mr. Machi of a specified base salary, which is guaranteed to increase at a rate of at least 5% per year; (ii) the payment to Mr. Machi of an annual performance bonus in an amount equal to up to 30% of his base salary if certain performance milestones are met; (iii) a prohibition against Mr. Machi’s disclosure of confidential information for a period of two years following the termination of Mr. Machi’s employment; (iv) the continuation of Mr. Machi’s base salary for 12 months following the termination of Mr. Machi’s employment by Paragon Systems without “cause” or by Mr. Machi for “good reason”; and (v) certain restrictive covenants which limit Mr. Machi’s ability to compete with Paragon Systems for a period of one year following the termination of Mr. Machi’s employment.

(80) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(81)  Steve Edelson exercises on behalf of Mercantile Capital Partners I, LP, sole voting and dispositive power with respect to the shares registered hereby for the account of Mercantile Capital Partners I, LP.

(82) Represents 104,167 shares of common stock issuable upon conversion of a Note and 52,083 shares of common stock issuable upon exercise of an Investor Warrant.

(83) Mr. Mills has served as our Chief Financial Office since August 2005.

(84) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(85) Represents 8,334 shares of common stock issuable upon conversion of a Note and 4,167 shares of common stock issuable upon exercise of an Investor Warrant.

(86) The Broker Warrant was issued to Mr. Mouallem as compensation for placement agent services rendered by Capital Growth, Mr. Mouallem’s employer, to us in connection with the Private Placement. Mr. Mouallem is an affiliate of Capital Growth, a registered broker-dealer. Mr. Mouallem has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(87) Represents 1,977 shares of common stock issuable upon exercise of a Broker Warrant.

(88) The Broker Warrant was issued to Mr. Mostel as compensation for placement agent services rendered by Capital Growth, Mr. Mostel’s employer, to us in connection with the Private Placement. Mr. Mostel is an affiliate of Capital Growth, a registered broker-dealer. Mr. Mostel has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(89) Represents (i) 5,209 shares of common stock issuable upon conversion of a Note; (ii) 2,604 shares of common stock issuable upon exercise of an Investor Warrant; and (iii) 6,184 shares of common stock issuable upon exercise of a Broker Warrant.

(90) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(91) The Broker Warrant was issued to Mr. Perlman as compensation for placement agent services rendered by Capital Growth, Mr. Perlman’s employer, to us in connection with the Private Placement. Mr. Perlman has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(92) Represents 640 shares of common stock issuable upon exercise of a Broker Warrant.

(93)  Philip and Carole Lefton exercise on behalf of the Philip Lefton and Carole Lefton Revocable Trust shared voting and dispositive power with respect to the shares registered hereby for the account of the Philip Lefton and Carole Lefton Revocable Trust.

(94) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(95) Represents 7,813 shares of common stock issuable upon conversion of a Note and 3,906 shares of common stock issuable upon exercise of an Investor Warrant.

(96) The Broker Warrant was issued to Mr. Sadicario as compensation for placement agent services rendered by Capital Growth, Mr. Sadicario’s employer, to us in connection with the Private Placement. Mr. Sadicario has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(97) Represents 3,469 shares of common stock issuable upon exercise of a Broker Warrant.

(98) The Broker Warrant was issued to Ms. Schulman as compensation for placement agent services rendered by Capital Growth, Ms. Schulman’s employer, to us in connection with the Private Placement.

(99) Represents 517 shares of common stock issuable upon exercise of a Broker Warrant.

(100) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(101) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(102) Represents 52,084 shares of common stock issuable upon conversion of a Note and 26,042 shares of common stock issuable upon exercise of an Investor Warrant.

(103) The Broker Warrant was issued to Mr. Schwalb as compensation for placement agent services rendered by Capital Growth, Mr. Schwalb’s employer, to us in connection with the Private Placement. Mr. Schwalb has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(104) Represents 1,279 shares of common stock issuable upon exercise of a Broker Warrant.

(105) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(106) David Berry exercises on behalf of Select Contrarian Value Partners, L.P. sole voting and dispositive power with respect to the shares registered hereby for the account of Select Contrarian Value Partners, L.P.

(107) Represents 312,500 shares of common stock issuable upon conversion of a Note and 156,250 shares of common stock issuable upon exercise of an Investor Warrant.

(108) The Broker Warrant was issued to Mr. Shapiro as compensation for placement agent services rendered by Capital Growth, Mr. Shapiro’s employer, to us in connection with the Private Placement. Mr. Shapiro has represented to us that, at the time the Broker Warrant was issued to him, he did not have any plans or proposals, directly or with any other person, to distribute the shares of common stock issuable upon exercise of such Broker Warrant.

(109) Represents 63,975 shares of common stock issuable upon exercise of a Broker Warrant.

(110) Represents 7,813 shares of common stock issuable upon conversion of a Note and 3,906 shares of common stock issuable upon exercise of an Investor Warrant.

(111) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(112) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(113) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(114) Michael F. Bennett exercises on behalf of Southwick Capital, LLC sole voting and dispositive power with respect to the shares registered hereby for the account of Southwick Capital, LLC. Mr. Bennett beneficially owns greater than 5% of the common stock.

(115) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(116) The Broker Warrant was issued to Mr. Soto as compensation for placement agent services rendered by Capital Growth, Mr. Soto’s employer, to us in connection with the Private Placement.

(117) Represents 5,998 shares of common stock issuable upon exercise of a Broker Warrant.

(118) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(119) The Broker Warrant was issued to Mr. Sperling as compensation for placement agent services rendered by Capital Growth, Mr. Sperling’s employer, to us in connection with the Private Placement.

(120) Represents 8,766 shares of common stock issuable upon exercise of a Broker Warrant.

(121) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

(122) Dave Keenan exercises on behalf of Turn Key Systems & Consulting, Inc. sole voting and dispositive power with respect to the shares registered hereby for the account of Turn Key Systems & Consulting, Inc.

(123) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(124) Represents 10,417 shares of common stock issuable upon conversion of a Note and 5,208 shares of common stock issuable upon exercise of an Investor Warrant.

(125) Represents 20,834 shares of common stock issuable upon conversion of a Note and 10,417 shares of common stock issuable upon exercise of an Investor Warrant.

(126) Represents 5,209 shares of common stock issuable upon conversion of a Note and 2,604 shares of common stock issuable upon exercise of an Investor Warrant.

USE OF PROCEEDS

We will not receive any of the proceeds of any sale made by any selling shareholder of the common stock registered hereby.

PLAN OF DISTRIBUTION

The selling shareholders and any of their assignees and successors-in-interest (but not any pledgee of any such persons) may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  broker-dealers may agree with a selling shareholder to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; and

•                  any other method permitted pursuant to applicable law and not otherwise prohibited by this prospectus.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Notwithstanding any of the foregoing, neither the selling shareholders, nor any of their assignees or successors-in-interest, may use this prospectus to sell (directly or indirectly) any shares of common stock through any put or call options, short sales or other types of hedging transactions with respect to shares of common stock.

Broker-dealers engaged by any selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from such selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. None of the selling shareholders expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the SEC’s public reference room located at 100 F Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and through the web site maintained by the SEC at www.sec.gov. Our internet address is www.trissecurity.com.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered hereby are sold:

(i)                                     our Annual Report on Form 10-K for the year ended December 31, 2005;

(ii)                                  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

(iii)                               our Current Reports on Form 8-K or Form 8-K/A filed with the SEC on January 6, 2006, March 1, 2006, March 8, 2006, March 30, 2006, April 4, 2006, May 2, 2006, May 16, 2006, May 23, 2006, June 6, 2006, June 28, 2006 and June 30, 2006; and

(iv)                              the description of the common stock contained in our Registration Statement on Form S-1/A (File No. 333-119737).

You may request a copy of these filings at no cost, by writing us at the following address or calling us at the following telephone number:

Tri-S Security Corporation

Royal Centre One

11675 Great Oaks Way

Suite 120

Alpharetta, GA 30022

(678) 808-1540

Except for those instances in which a specific date is referenced, the information in this prospectus is accurate as of [      ], 2006. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized any person to give any information or to make any representations that differ from, or add to, the information discussed in this prospectus. Therefore, if anyone gives you different or additional information, then you should not rely on it.

EXPERTS

Tauber & Balser, P.C., an independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and for the year then ended, as set forth in its report for such period. We have incorporated these financial statements in this prospectus and the registration statement by reference in reliance on Tauber & Balser, P.C.’s report, given its authority as an expert in accounting and auditing.

Miller Ray Houser & Stewart LLP, an independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2004, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2004, as set forth in its reports. We have incorporated these financial statements in this prospectus and the registration statement by reference in reliance on Miller Ray Houser & Stewart LLP’s reports, given on its authority as an expert in accounting and auditing.

Rachlin Cohen & Holtz LLP, an independent registered public accounting firm, has audited the consolidated financial statements of The Cornwall Group, Inc. at December 31, 2004, 2003, 2002 and 2001, and for each of the years in the four-year period ended December 31, 2004, as set forth in its reports. We have incorporated these financial statements in this prospectus and the registration statement by reference in reliance on Rachlin Cohen & Holtz LLP’s reports, given on its authority as an expert in accounting and auditing.

LEGAL MATTERS

Rogers & Hardin LLP, Atlanta, Georgia, has passed upon the validity of the shares of the common stock offered by this prospectus.

2,930,184 SHARES

TRI-S SECURITY CORPORATION

COMMON STOCK

PROSPECTUS

[                    ], 2006

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with any offering to be made by us. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby, in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

TABLE OF CONTENTS

PROSPECTUS

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE COMPANY
SELLING SHAREHOLDERS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
EXPERTS
LEGAL MATTERS

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered. All amounts are estimates except the SEC Registration Fee.

SEC Registration Fee	$1,300
Printing Fees and Expenses	15,000
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	20,000
Blue Sky Fees and Expenses	10,000
Miscellaneous	3,700
Total	$100,000

Item 15. Indemnification of Directors and Officers.

Our amended articles of incorporation eliminate the personal liability of our directors to the Company or our shareholders for monetary damage for any breach of duty as a director, provided that we cannot eliminate or limit the liability of a director for:

•                  a breach of duty involving appropriation of a business opportunity of the Company;

•                  an act or omission which involves intentional misconduct or a knowing violation of law;

•                  any transaction from which the director receives an improper personal benefit; or

•                  unlawful corporate distributions.

In addition, if at any time the Georgia Business Corporation Code is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each of our directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless otherwise required.

Our amended bylaws require us to indemnify any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in our right) because such person is or was one of our directors or officers, against liability incurred by the director of officer in such proceeding except for any liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for:

•                  any appropriation, in violation of such director’s or officer’s duties, of any business opportunity of the Company;

•                  acts or omissions which involve intentional misconduct or a knowing violation of law;

•                  unlawful corporate distributions; or

•                  any transaction from which such officer or director received an improper personal benefit.

Our board of directors also has the authority to extend to employees and agents the same indemnification rights held by directors. Indemnified persons would also be entitled to have us advance expenses prior to the final disposition of the proceeding. If it is ultimately determined that they are not entitled to indemnification, however, such amounts would be repaid. Insofar as indemnification for liability arising under the Securities Act may be permitted to our officers and directors pursuant to these provisions, the SEC has informed us that in its opinion such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have entered into separate indemnity agreements with each of our directors whereby we agree to indemnify them and to advance them expenses in a manner and subject to terms and conditions similar to those set forth in our amended articles of incorporation and amended bylaws.

Item 16. Exhibits.

The exhibits filed with this registration statement or incorporated herein by reference are set forth on the Exhibit Index set forth elsewhere herein.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)                                  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)                                  That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)                                  That, for the purpose of determining liability under the Securities Act to any purchaser:

(A)                              Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)                                Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

That, for the purpose of determining liability of a Registrant under the Securities Act to any purchaser in the initial distribution of the securities, each undersigned Registrant undertakes that in a primary offering of securities of an undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                                     Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                                  Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii)                               The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv)                              Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on July 6, 2006.

TRI-S SECURITY CORPORATION

/s/ Ronald G. Farrell
Ronald G. Farrell
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Ronald G. Farrell	Chief Executive Officer (Principal Executive Officer) and Secretary	July 6, 2006
Ronald G. Farrell

/s/ Robert K. Mills	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 6, 2006
Robert K. Mills

/s/ James M. Logsdon	Director	July 6, 2006
James M. Logsdon

/s/ Lee K. Toole	Director	July 6, 2006
Lee K. Toole

/s/ James A. Verbrugge	Director	July 6, 2006
James A. Verbrugge

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
3.1	Amended and Restated Articles of Incorporation.	Incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (No. 333-119737).
3.2	Amended and Restated Bylaws.	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (No. 333-119737).
4.1	Specimen Common Stock Certificate.	Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (No. 333-119737).
4.2	Form of 10% Callable Convertible Promissory Note issued by the Company in connection with the private placement of securities conducted on September 2, 2005.	Incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
4.3	Form of Warrant to purchase shares of the Company’s common stock issued by the Company in connection with the private placement of securities conducted on September 2, 2005.	Incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
4.4	Form of Registration Rights Agreement entered into by the Company and the investors signatory thereto in connection with the private placement of securities conducted on September 2, 2005.	Incorporated by reference to Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
4.5	Form of 10% Callable Convertible Promissory Note issued by the Company in connection with the private placement of securities conducted on September 30, 2005, October 12, 2005 and October 14, 2005.	Incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
4.6

Form of Warrant to purchase shares of the Company’s common stock issued by the Company in connection with the private placement of securities conducted on September 30, 2005, October 12, 2005 and October 14, 2005.

Incorporated by reference to Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
4.7

Form of Registration Rights Agreement entered into by the Company and the investors signatory thereto in connection with the private placement of securities conducted on September 30, 2005, October 12, 2005 and October 14, 2005.

Incorporated by reference to Exhibit 4.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.
4.8	Warrant to purchase shares of the Company’s common stock issued to BNE LLC dated April 26, 2006	Filed herewith.
4.9	Warrant to purchase shares of the Company’s common stock issued to LSQ Funding Group dated April 26, 2006	Filed herewith.
5.1	Opinion of Rogers & Hardin LLP.	Previously filed.
23.1	Consent of Tauber & Balser, P.C.	Filed herewith.
23.2	Consent of Miller Ray Houser & Stewart LLP (Tri-S Security Corporation).	Filed herewith.
23.3	Consent of Miller Ray Houser & Stewart LLP (Paragon Systems, Inc.)	File herewith.
23.4	Consent of Rachlin, Cohen & Holtz, LLP.	Filed herewith.
24.1	Powers of Attorney.	Previously filed.

E-1